

Doug Isaac

President at EXI

Pompano Beach, Florida

Connect   · · ·

EXI

The New School, NYU, Webster College, The...

See contact info

273 connections

Experience

President
EXI
Feb 1999 – Present • 19 yrs 3 mos
Parkland, FL

Entertainment Consulting, Personal Management, Event & Tour Production

Preseident
Superbowl Concert Series
Jan 1987 – Feb 2005 • 18 yrs 2 mos
Ft Lauderdale, FL

Official Presenter of comedy and music events in support of Super Bowl week..

President
Jack Utsick Presents
1994 – 2000 • 6 yrs

Number two largest Promoter in the United States.
Number one largest independent Promoter in the world.

Manager
Premier Artists Services
1990 – 1999 • 9 yrs

Representing Frank Sinatra, Liza, Steve & Eydie, Julio and Joe Bonamassa.

Theatrical Agent
ICM
Sep 1984 – Sep 1985 • 1 yr 1 mo
Los Angeles, CA

Show more ⌄

Education